                             THE QUIGLEY CORPORATION
                                 KELLS BUILDING
                             621 SHADY RETREAT ROAD
                         DOYLESTOWN, PENNSYLVANIA 18901
                                TEL. 215-345-0919
                                FAX 215-345-5920

August 29, 2005

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549-601
Attention: Jim B. Rosenberg

Re:  The Quigley Corporation ("TQC")
     Form 10-K for the fiscal year ended December 31, 2004
     File No. 000-21617
     -----------------------------------------------------

Ladies and Gentlemen:

We acknowledge receipt of the letter of comment dated August 4, 2005 from the
Securities and Exchange Commission (the "Commission Letter"). We have reviewed the letter with our auditors and the following reflect our responses to the
Commission Letter. The section and page number references below refer to our annual report on Form 10-K for the fiscal year ended December 31, 2004 filed with the Securities and Exchange Commission on March 31, 2005. The responses are numbered to coincide with the numbering of the comments in the Commission
Letter.

CRITICAL ACCOUNTING POLICIES, PAGE 18

1.   WE ACKNOWLEDGE YOUR REVENUE  RECOGNITION  POLICY AS NOTED HEREIN AND WITHIN
     YOUR "SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES" IN THE ACCOMPANYING NOTES
     TO YOUR CONSOLIDATED FINANCIAL STATEMENTS.  WE BELIEVE THAT YOUR DISCLOSURE
     RELATED TO ESTIMATES OF ITEMS THAT REDUCE YOUR GROSS REVENUE, SUCH AS SALES
     RETURNS AND  ALLOWANCES,  COULD BE DEFINED AND IMPROVED.  PLEASE PROVIDE US
     WITH THE FOLLOWING INFORMATION IN A DISCLOSURE-TYPE FORMAT:

     a.)  THE TYPE AND AMOUNT OF EACH ACCRUAL AT THE BALANCE SHEET DATES AND THE
          EFFECT THAT COULD RESULT FROM USING OTHER REASONABLY LIKELY ASSUMPTION
          THAN THOSE UPON WHICH YOU CURRENTLY RELY. FOR EXAMPLE,  PLEASE PROVIDE
          A RANGE OF REASONABLY  LIKELY  AMOUNTS OR ANOTHER TYPE OF  SENSITIVITY
          ANALYSIS.

TQC RESPONSE

Sales returns and  allowances,  cash discounts and  reductions  for  cooperative advertising  are the  types of  accruals  provided  for in the  period  that the related  sales  are  recorded.  Provisions  for  these  reserves  are  based  on historical experience and the monitoring of current occurrences and developments that could affect the expected  sales  returns or other  adjustments  within the
industry   that  the  products   are  sold.   Specific   events,   such  as  the
discontinuation  of a product,  would be added to the normal  provisions for any fiscal periods presented.

Using the only other reasonable assumption for a sensitivity  analysis,  such as the use of  average  industry  standards  for such  adjustments,  instead of the foregoing  method to estimate  sales returns and  allowances  and cash discounts
(there is no variation  for cash  discounts in the  sensitivity  analysis),  but excluding  reductions for  cooperative  advertising,  related to the sales would increase  net sales by  approximately  $432,000,  $241,000  and $572,000 for the fiscal  years  ended  December  31,  2004,  2003 and  2002,  respectively,  and, accordingly,  reduce  related  balance  sheet  accruals at December 31, 2004 and
2003,  respectively.  A  1%  increase  or  decrease  variation  for  cooperative advertising in cold remedy products would thereby change net sales approximately
$279,000,  $241,000 and  $175,000 for the fiscal years ended  December 31, 2004,
2003 and 2002,  respectively,  and,  accordingly,  change related  balance sheet accruals at December 31, 2004 and 2003, respectively.

The Cold Remedy Segment  includes a provision to reduce accounts  receivable for sales  returns  and  allowances  and cash  discounts  or is  included in current liabilities  for  cooperative  advertising at December 31, 2004 and 2003.  These provisions  were for  sales  returns  and  allowances,  including  the  specific provision of $626,000 related to the  discontinuation  of the Cold-Eeze(R)  Cold
Remedy Nasal Spray product in 2004, of  $1,048,000  and $343,000,  respectively;
cash  discounts  of  $92,000  and  $115,000,   respectively;   and   cooperative
advertising of $743,000 and $1,295,000, respectively.

The  Health  and  Wellness  Segment  includes  a  provision  to reduce  accounts receivable at December 31, 2004 and 2003 for returns and  adjustments of $61,000 and $61,000, respectively.

     b.)  THE FACTORS  THAT YOU CONSIDER IN  ESTIMATING  EACH  ACCRUAL,  SUCH AS
          HISTORICAL  PRODUCT RETURNS,  LEVELS OF INVENTORY IN YOUR DISTRIBUTION
          CHANNELS;  ESTIMATED REMAINING PRODUCT SHELF LIVES; PRICE CHANGES FROM
          COMPETITORS AND INTRODUCTIONS OF NEW PRODUCTS.

TQC RESPONSE

The cold  remedy  product,  Cold-Eeze,  which is offered  in a lozenge,  gum and tablet form, has been clinically  proven in two  double-blind  studies to reduce the severity and duration of common cold symptoms. Accordingly, Cold-Eeze offers a significant  advantage over many of its  competitors  in the  over-the-counter cold-remedy market. Therefore,  additional factors considered in estimating each accrual  for this  product  are as stated in TQC  RESPONSE to 1. (a) AND (c) and
since   Cold-Eeze   is  a   "one-of-a-kind"   unique  item  with  very   limited
inconsequential  competitors whereby  competitive price reductions,  promotions, new items and remaining  shelf life, as the product has no expiration  date, are not  factors  that  TQC  needs  to  consider  when  estimating  sales  allowance provisions.  However,  TQC does consider inventory levels at major customers and third-party consumption data, such as Information Resources, Inc. ("IRI") and/or
Nielsen when estimating sales allowance provisions.

The health and wellness  product  line factors  considered  in  estimating  each accrual for this product are as stated in TQC RESPONSE to 1. (a) AND (c) and the particular  methodology  of marketing,  which is direct  selling of  proprietary products through independent representatives,  adds to the unique nature of such products.  Currently,  pursuant  to  this  methodology,  returns  are  generally permitted  within  sixty  days  of  the  sale,  and  other  requirements  of the agreements with the independent representatives,  which leads to provisions that represent actual returns and adjustments that are not subject to variations that could  arise with a greater  time for sales  returns or that are common to other products or industries.

     c.)  TO THE EXTENT THAT THE INFORMATION YOU CONSIDER IN B. IS QUANTIFIABLE,
          DISCUSS BOTH  QUANTITATIVE  AND QUALITATIVE  FACTORS AND THE EXTENT OF
          AVAILABILITY  AND YOUR USE OF INFORMATION FROM EXTERNAL  SOURCES;  FOR
          EXAMPLE,  END-CUSTOMER  DEMAND DATA COMPARED TO INVENTORY  LEVELS.  IN
          DISCUSSING  YOUR  ESTIMATE  OF  PRODUCT  RETURNS,  PROVIDE  ADDITIONAL
          INFORMATION,  PREFERABLY BY PRODUCT AND IN TABULAR  FORMAT,  REGARDING

          THE TOTAL AMOUNT OF PRODUCT IN SALES DOLLARS THAT COULD POTENTIALLY BE
          RETURNED  AS THE MOST RECENT  BALANCE  SHEET  DATE,  DISAGGREGATED  BY
          EXPIRATION PERIOD.

TQC RESPONSE

The qualitative and quantitative  factors considered for any product returns and adjustments are indicated in TQC RESPONSE to 1.a) AND b).

A tabular format  delineation by specific product for the Cold Remedy Segment is not provided since Cold-Eeze, which is sold in a lozenge, gum and tablet form is only one product and represents in excess of 99% of products categorized in this segment.  A tabular format  delineation  by specific  product for the Health and
Wellness Segment is not provided due to the nature of the proprietary  products, the limited time for returns and  requirements  as stated in the agreements with the independent representative of the Health and Wellness Segment along with the inability to delineate the various product returns and or adjustments as returns or adjustments are not quantified or recorded by specific product category.

     d.)  IF  APPLICABLE,  DISCUSS ANY SHIPMENTS  MADE AS A RESULT OF INCENTIVES
          AND/OR IN EXCESS OF YOUR CUSTOMERS'  INVENTORY  LEVELS IN THE ORDINARY
          COURSE OF  BUSINESS.  PLEASE ALSO  DISCUSS  YOUR  REVENUE  RECOGNITION
          POLICY FOR SUCH SHIPMENTS.

TQC RESPONSE

In both the Cold Remedy and Health and Wellness Segments, shipments are not made as a result of incentives in the ordinary  course of business.  Occasionally,  a new  customer  in the Cold  Remedy  Segment  will be given an  extended  term of payment  to  60  days  from  31  days  for  only  the  initial  stocking  order.
Additionally,  as the Cold  Remedy  Segment is  seasonal  with the  majority  of revenues  occurring  in the  fourth  quarter,  customers  will  start  to  build inventories, based on their prior experiences, modified by published data on the timing and  quantities  of expected  incidence  of colds by specific  locations, which is also reviewed as part of the normal  procedures in order fulfillment by the Company.  As the  foregoing  is not  consequential  or  material,  it is not specifically considered for sales returns and allowances provisions.

     e.)  A ROLL-FORWARD OF THE LIABILITY FOR EACH ESTIMATE FOR THE PERIODS
               PRESENTED, SHOWING THE FOLLOWING:
               o  BEGINNING BALANCE;
               o  CURRENT PROVISION RELATED TO SALES MADE IN CURRENT PERIOD;
               o  CURRENT PROVISION RELATED TO SALES MADE IN PRIOR PERIODS;
               o  ACTUAL  RETURNS OR CREDITS IN CURRENT  PERIOD RELATED TO SALES
                  MADE IN CURRENT PERIOD;
               o  ACTUAL  RETURNS OR CREDITS IN CURRENT  PERIOD RELATED TO SALES
                  MADE IN PRIOR PERIODS; AND
               o  ENDING BALANCE.

TQC RESPONSE

ACCOUNT - SALES RETURNS & ALLOWANCES                                                     2004               2003
--------------------------------------------------------------------------------     ------------        ----------

Beginning balance                                                                        $403,850           $426,557
Current provision related to sales made in current period*                              1,414,796            937,738
Current provision related to discontinuation of Cold-Eeze nasal spray                     625,756
Current provision related to sales made in prior periods*
Actual returns-credits in current period related to sales made in current period*      (1,335,231)          (960,445)
Actual returns-credits in current period related to sales made in prior period*
                                                                                       ----------           --------
Ending balance                                                                         $1,109,171           $403,850
                                                                                       ==========           ========
* AMOUNTS FOR EACH LINE CATEGORY ARE NOT SPECIFICALLY AVAILABLE

ACCOUNT - CASH DISCOUNTS                                                                 2004               2003
--------------------------------------------------------------------------------     ------------        ----------
Beginning balance                                                                        $114,580            $96,961
Current provision related to sales made in current period*                                541,290            471,781
Current provision related to sales made in prior periods*
Actual returns-credits in current period related to sales made in current period*        (563,413)          (454,162)
Actual returns-credits in current period related to sales made in prior period*
                                                                                       ----------           --------
Ending balance                                                                            $92,457           $114,580
                                                                                       ==========           ========
* AMOUNTS FOR EACH LINE CATEGORY ARE NOT SPECIFICALLY AVAILABLE

ACCOUNT - COOPERATIVE ADVERTISING                                                        2004               2003
--------------------------------------------------------------------------------     ------------        ----------
Beginning balance                                                                      $1,294,927           $754,813
Current provision related to sales made in current period*                              2,203,179          2,642,128
Current provision related to sales made in prior periods*
Actual returns-credits in current period related to sales made in current period*      (2,754,724)        (2,102,014)
Actual returns-credits in current period related to sales made in prior period*
                                                                                       ----------           --------
Ending balance                                                                           $743,382         $1,294,927
                                                                                       ==========           ========
* AMOUNTS FOR EACH LINE CATEGORY ARE NOT SPECIFICALLY AVAILABLE

     f.)  FINALLY,  INCLUDE  INFORMATION  REGARDING THE AMOUNT OF AND REASON FOR
          FLUCTUATIONS  WITH RESPECT TO EACH  ITEM/ESTIMATE  THAT REDUCED  GROSS
          REVENUE. PLEASE ADDRESS THE EFFECT THAT CHANGES IN YOUR ESTIMATES WITH
          RESPECT  TO EACH  ITEM HAD ON YOUR  REVENUES  AND  OPERATIONS  FOR THE
          APPLICABLE PERIODS.

TQC RESPONSE

There have been no  significant  fluctuations  to estimates  when comparing such items as a relative  percentage  of that years  sales with  respect to each item that  reduced  gross  revenues in the past except for the results for the fiscal year ended December 31, 2004, which include a returns provision of approximately
$626,000 in the event of future product returns following the discontinuation of the Cold-Eeze(R) Cold Remedy Nasal Spray product in September 2004.

2.   WE NOTE THAT YOUR ACCOUNTING POLICY WITH RESPECT TO COMMISSION EXPENSE PAID
     TO  DISTRIBUTORS/BROKERS OF YOUR PRODUCTS VARIES DEPENDING ON THE NATURE OF
     THE UNDERLYING AGREEMENT; THAT IS, YOU CLASSIFY CERTAIN COMMISSIONS PAID AS
     A COST OF SALES  VERSUS  ADMINISTRATIVE  EXPENSE.  PLEASE  PROVIDE US, IN A
     DISCLOSURE-TYPE  FORMAT, MORE ABOUT THE NATURE OF THE UNDERLYING  AGREEMENT
     THAT DETERMINES YOUR COMMISSION CLASSIFICATION. IN ADDITION, PLEASE TELL US
     WHY YOU BELIEVE THAT YOUR  CLASSIFICATIONS ARE APPROPRIATE UNDER U.S. GAAP,
     REFERENCING THE AUTHORITATIVE LITERATURE THAT SUPPORTS YOUR TREATMENT.

TQC RESPONSE

The following  discussion and citations of U.S. GAAP use  correlations to relate meaningful  costs that would be  comparative  to other  industries  and that are relative to sales or relative to other operating  expenses for the two operating segments  of TQC that  use  different  methodologies  for the  marketing  of its products.  FAS89, paragraph 17 states "The current cost of inventory owned by an enterprise is the CURRENT COST OF PURCHASING THE GOODS  CONCERNED OR THE CURRENT
COST OF THE  RESOURCES  REQUIRED TO PRODUCE THE GOODS  CONCERNED  (including  an allowance for the current  overhead costs according to the allocation bases used under generally accepted accounting  principles),  whichever would be applicable in the circumstance of the enterprise.

ARB43,  paragraph 12-4,  statement 3 states "the primary basis of accounting for inventories is cost,  which has been  identified  generally as the price paid or consideration  given to acquire an asset. As applied to inventories,  COST MEANS
IN PRINCIPLE  THE SUM OF ALL  APPLICABLE  EXPENDITURES  AND CHARGES  DIRECTLY OR
INDIRECTLY  incurred  in  bringing  an article  to its  existing  condition  and location."

In following these  principles,  including  Regulation S-X,  Regulation  Section
210.5-03(b)  2,  the  Company  includes  royalties  and  founders'   commissions
incurred,  which  are for the  right to sell  the  product  in the  Cold  Remedy
segment,  and  commissions  of  independent   representatives   incurred,  which
primarily  relate  to the sales  to,  and/or  purchases  by,  other  independent representatives  and the product  purchases of new  independent  representatives related  to expand  the cycle for these  products  in the  Health  and  Wellness segment as cost of sales as the nature of these agreements or specific  industry are that these are current direct applicable costs of the resources  required to produce or acquire the goods concerned that are ultimately sold and are in order to arrive at  meaningful  financial  statements  when  comparing  TQC with other companies in the same industries.

CON6,  paragraphs 80 and 81 indicate that the CHARACTERISTICS OF EXPENSES MAY BE
OF VARIOUS KINDS,  such as, "units of product  delivered or produced,  employees services  used," and  "expenses  themselves  are in many forms and are called by various  names-for  example,  cost of goods  sold,  cost of  services  provided, depreciation,  interest,  rent, and salaries and wages-depending on the kinds of operations involved and the way expenses are recognized."

In following  this  principle,  including  Regulation  S-X,  Regulation  Section
210.5-03(b)  2, the Company  includes  payments  for the  exclusive  sale of the product  formulations,  consulting,  confidentiality and non-compete  agreements with such expense being expensed as incurred for the Health and Wellness segment in administration  expense.  Also, following these principles,  sales commission expense  related to  independent  brokers  associated  with the cold  remedy and contract  manufacturing segments are included in administrative selling expenses as the  nature of these  expenses  relate to the direct  selling  efforts of the sales  brokerage  firms that market these  products to retailers and are not for the  acquisition  of the  goods  concerned  that  are  ultimately  sold  and are different from the other aforementioned commissions.

3.   WE NOTE THAT YOU ACCOUNT FOR COOPERATIVE ADVERTISING EXPENSE AS A DEDUCTION
     FROM SALES, AS OPPOSED TO "BONUS PRODUCT," WHICH YOU ACCOUNT FOR AS COST OF
     SALES.  PLEASE TELL US WHY YOU BELIEVE YOUR  ACCOUNTING  TREATMENT FOR EACH
     FORM  OF   ADVERTISING   COMPLIES  WITH  U.S.  GAAP  INCLUDING  EITF  01-9,
     PARTICULARLY PARAGRAPH 9.

TQC RESPONSE

EITF 01-9,  particularly  paragraphs 9 and 11, presumes that cash  consideration given by a vendor to a customer to be a reduction  of the selling  prices of the vendors products.  The Cold Remedy Segment's  customers are offered an allowance for such  items as a  percentage  on all  direct  purchases  during  the  fiscal calendar  year.  The customers  then deducts from their  payments to the Company mutually  agreed upon  charges for  advertisements,  displays,  temporary  price reductions,  slotting  fees,  and other  merchandising  activities  dedicated to enhance the sale of products.  The Company  records such costs as a reduction to gross sales predicated on historical spending for customer merchandising support since the Company is unable to determine the identifiable benefit received or to be received or could not have  entered  into an  exchange  transaction  with any other  party  other  than a  purchaser  of its  products  in  exchange  for  the consideration.

Paragraph 10 of EITF 01-9 requires  cooperative  advertising in the form of free product "BOGO" or  Buy-One-Get-One" or bonus product program to be treated as an expense,  particularly as cost of sales.  The Company records such costs as cost of sales,  predicated  on historical  experience  for this  particular  customer merchandising support.

Generally,  the Health and Wellness and Contract  Manufacturing  segments do not offer any cooperative advertising incentives.

CONSOLIDATED FINANCIAL STATEMENTS, PAGE 23

CONSOLIDATED STATEMENTS OF CASH FLOWS, PAGE F-4

4.   PLEASE PROVIDE US WITH ADDITIONAL INFORMATION, IN A DISCLOSURE-TYPE FORMAT,
     REGARDING  THE  ADJUSTMENT  TO YOUR NET INCOME FROM  OPERATIONS OF $497,048
     RELATED TO YOUR ALLOWANCE FOR DOUBTFUL  ACCOUNTS EXPENSE FOR THE YEAR ENDED
     DECEMBER 31, 2004.  TELL US THE AMOUNT OF YOUR BAD DEBT EXPENSE IN 2004 AND
     SEPARATELY  THE AMOUNT OF ANY REDUCTION IN YOUR ALLOWANCE THAT YOU RECORDED
     TO THE  STATEMENT  OF  OPERATIONS  WITH FULL  EXPLANATION.  PROVIDE  US, IN
     DISCLOSURE-TYPE   FORMAT,  THE  EFFECT  THAT  THESE  AMOUNTS  HAD  ON  YOUR
     OPERATIONS IN 2004. ALSO, PROVIDE US SCHEDULE II AS PRESCRIBED BY RULE 5-04
     OF  REGULATION  S-X AND TELL US WHY YOU HAVE NOT INCLUDED  THIS SCHEDULE IN
     YOUR FILING.

TQC RESPONSE

The adjustment to net income from operations in the  consolidated  statements of cash flows of $497,048  reflects  the net change in the  allowance  for doubtful accounts  from December 31, 2004 of $311,764 as compared to December 31, 2003 of
$808,812.  This net change for 2004 includes a current provision of $25,000, the actual bad debt  expense,  which flowed  through the  statement of operations in
2004 and a reduction for the actual write-offs during 2004 totaling $522,000.

In  accordance  Regulation  S-X,  Regulation  Sections  210.4-02 and  210.12-09,
footnote 1,  schedule II is permitted to be excluded  from the filing since such amounts  are not  individually  significant,  immaterial  or are stated in other disclosures within the filing. These additional disclosures are contained in the balance sheet for allowance for doubtful accounts, page F-1, critical accounting
policies,   page  18,  for   significant   returns   and   allowances   for  the
discontinuation of the Cold-Eeze(R) Cold Remedy Nasal Spray product in September
2004 and,  notes to  financial  statements,  page F-19 for income tax  valuation allowances.

SCHEDULE II

ACCOUNT - ALLOWANCE FOR DOUBTFUL ACCOUNTS                2004               2003
-------------------------------------------------   ------------        -----------
Balance beginning of period                            $808,812           $737,782
Charged to costs and expense                             25,289             71,030
Charged to other accounts
Deductions                                             (522,337)
                                                       --------           --------
Balance end of period                                  $311,764           $808,812
                                                       ========           ========

ACCOUNT - SALES RETURNS AND ALLOWANCES                                                   2004               2003
---------------------------------------------------------------------------          --------------     --------------
Balance beginning of period                                                              $403,850           $426,557
Charged to costs and expense
Charged to other accounts - (reduction of sales) includes $625,756 related              2,040,552            937,738
   to discontinuation of Cold-Eeze nasal spray in 2004
Deductions                                                                             (1,335,231)          (960,445)
                                                                                       ----------           --------
Ending balance                                                                         $1,109,171           $403,850
                                                                                       ==========           ========

ACCOUNT - DEFERRED TAX VALUATION ALLOWANCE                                               2004               2003
---------------------------------------------------------------------------          --------------     --------------
Balance beginning of period                                                            $6,027,480         $5,180,098
Charged to costs and expense                                                            (480,720)            847,382
Charged to other accounts
Deductions
                                                                                       ----------           --------
Ending balance                                                                         $5,546,760         $6,027,480
                                                                                       ==========           ========

NOTES TO CONSOLIDATE FINANCIAL STATEMENTS, PAGE F-5
NOTE2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE F-7

5.   WE NOTE THAT YOU RECORD EXPENSE RELATED TO OPTIONS GRANTED TO NON-EMPLOYEES
     BASED ON EITHER "THE FAIR VALUES  AGREED  UPON WITH THE  GRANTEES"  OR FAIR
     VALUE AS DETERMINED BY THE BLACK-SCHOLES  PRICING MODEL. PLEASE TELL US HOW
     YOUR POLICY CORRELATES TO THE ACCOUNTING  TREATMENT  PRESCRIBED BY SFAS NO.
     123, PARTICULARLY PARAGRAPHS 8 AND 9.

TQC RESPONSE

SFAS No.  123,  particularly  paragraphs  8 and 9,  allow for "the fair value of goods or services  received from suppliers  other than  employees  frequently is reliably measurable and therefore indicates fair value of the equity instruments issued."

The statement in NOTE2 - SUMMARY OF SIGNIFICANT  ACCOUNTING  POLICIES,  PAGE F-7
"Expense  relating to options granted to  non-employees  has been  appropriately recorded in the periods  presented  based on either fair values agreed upon with the grantees or fair values as  determined  by the  Black-Scholes  pricing model dependent  upon the  circumstances  relating to the specific  grants" should not have  included  the phrase,  "fair  values  agreed upon with the grantees or" as costs  for  options  (warrants)  issued in 2002 and 2003 to  non-employees  were determined by the Black-Scholes pricing model as the fair value for the services to be provided could not be reasonably ascertained by other methods as specified in SFAS No. 123, which was due to the circumstances  relating to the performance of services for the specific grants.

IN CONNECTION WITH RESPONDING TO OUR COMMENTS, PLEASE PROVIDE, IN YOUR LETTER, A
STATEMENT FROM THE COMPANY ACKNOWLEDGING THAT:

     o    THE  COMPANY IS  RESPONSIBLE  FOR THE  ADEQUACY  AND  ACCURACY  OF THE
          DISCLOSURE IN THE FILING:

     o    STAFF COMMENTS OR CHANGES TO DISCLOSURES IN RESPONSE TO STAFF COMMENTS
          DO NOT FORECLOSE THE COMMISSION FROM TAKING ANY ACTION WITH RESPECT TO
          THE FILING; AND

     o    THE  COMPANY  MAY  NOT  ASSERT  STAFF  COMMENTS  AS A  DEFENSE  IN ANY
          PROCEEDING INITIATED BY THE COMMISSION OR ANY PERSON UNDER THE FEDERAL
          SECURITIES LAWS OF THE UNITED STATES.

TQC RESPONSE

As stated in the  Responsibility  for Financial  Statements  on page F-24,  "the management of The Quigley  Corporation is responsible  for the  information  and representations contained in this report. Management believes that the financial statements have been prepared in conformity with generally  accepted  accounting principles  and that the other  information  in this annual report is consistent with those  statements.  In preparing  the financial  statements,  management is required to include amounts based on estimates and judgments,  which it believes are reasonable under the circumstances."

Additionally,  the  Company  acknowledges  that  staff  comments  or  changes to disclosures in response to staff  comments do not foreclose the Commission  from taking any action  with  respect to the filing and the  Company  will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ George J. Longo
-------------------------------------------
George J. Longo
Vice President and Chief Financial Officer